

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 30, 2009

Mr. Wong Heang Tuck
Chief Financial Officer
PT Indosat Tbk
Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 – Indonesia

> **Re:** **PT Indosat Tbk**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 001-13330**

Dear Mr. Tuck:

    We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director